REDCORP

 NEWS RI

October 15, 2002

:ase 02-10

Hawk Gold Project Drilling Results

Redcorp Ventures Ltd. is pleased to announce results from the recently completed 2002 diamond drilling program on its 100% owned Hawk Project, located in north-central British Columbia. During the program, 12 holes totaling 1,534 meters were drilled to test 4 separate veins, 3 of which had never been previously drilled. All holes intersected the target veins, confirming their orientations and continuity.

Best results were obtained from the AD vein, which was discovered and drill tested (8 holes) in 1990 by Cyprus Gold. Redcorp hole HK02006 intersected **8.60 gpt gold, 35.37 gpt silver and 0.99% copper over a 3.85 meter core length** (1.6 meter estimated true width) within a wider section which assayed **4.66 gpt gold, 25.06 gpt silver and 0.48% copper over an 11.59 meter core length** (5.0 meter estimated true width). A second, shallower mineralized zone intersected in this hole returned **4.62 gpt gold, 31.94 gpt silver and 0.33% copper over a 4.46 meter core length** (1.9 meters estimated true width).

This hole was drilled on the same section as two Cyprus holes which also intersected significant mineralization. Hole HK90001, drilled in 1990, intersected 12.38 gpt gold and 4.45 gpt silver over 2.65 meters (2.1 meters estimated true width) and HK90002, also drilled in 1990, intersected 10.61 gpt gold and 2.00 gpt silver over 2.80 meters (1.6 meters estimated true width). No copper assays were completed on these earlier holes.

The intersections in holes HK90001 and HK90002 were 28 and 45 meters below surface respectively while the upper intersection in HK02006 was 90 meters and the lower intersection was 105 meters below surface.

AD mineralization occurs within steeply-dipping quartz+pyrite+hematite+chalcopyrite veins and breccias as well as in adjacent quartz stockwork mineralization in strongly sericite-altered granite. The wide zone of mineralization in HK02006 is particularly encouraging and is wide open to expansion down-dip and along strike as this is the deepest hole drilled on the AD vein to date.

The Zulu vein was tested by 5 holes over a strike length of 60 meters and to a vertical depth of 100 meters. This vein, which has been traced on surface for 450 meters along strike over a vertical range of 150 meters, was discovered during the 2002 work program and had never been drilled. All holes intersected the vein, with the best hole returning **29.27 gpt gold, 6.80 gpt silver and 0.82% copper over 0.25 meters** (0.2 meters estimated true width).

Holes HK02008, 009 and 010 were drilled on a section where the Zulu vein assayed 46.48 gpt gold, 42.0 gpt silver and 0.08% copper over 0.55 meters at surface, and intersected the vein 33, 76 and 90 meters below surface respectively. Holes HK02011 and 012 were drilled 60 meters to the east, where the vein at surface assayed 4.89 gpt gold, 1.2 gpt silver and 0.01% copper over 1.50 meters, and intersected the vein 50 and 100 meters below surface respectively. The Zulu vein is very similar to the AD vein, and is associated with significant alteration and stockworking of the host granite.

The Radio North and South veins were also discovered in 1990 by Cyprus. Surface mapping and sampling by Redcorp in 2002 was successful in tracing these veins over a strike length of 1,500 meters and a vertical range of 400 meters. The veins extend to the SW zone, giving a total strike length of over 3,000 meters. No drilling had been done on these veins prior to 2002. The Radio veins were tested by 5 drill holes spread along 1,300 meters of strike length. These holes intersected a series of narrow quartz-

sulphide veins grading up to 18.79 gpt gold. In contrast to the AD and Zulu veins, the Radio veins occur are hosted in syenite and have virtually no alteration signature.

Redcorp is very encouraged by the results of this initial drill test of the Hawk property, which confirms the continuity and high-grade nature of the known gold-bearing veins. In addition to the veins which were drilled, several other veins and showings containing high-grade gold were discovered during the 2002 work program, and remain to be evaluated.

Due to the elevation and deteriorating weather conditions at the site, follow-up work is not planned until the spring season. Redcorp is assessing the results of soil geochemical surveys conducted this season and is partnering with the BC Geological Survey to evaluate the age relationships between the veins and the host intrusive rocks. Results of these evaluations will assist in targeting further exploration work on the property.

Table 1: Significant Drill Intersections

	From (m)	To (m)	Length (m)	True Width (m)	Au (gpt)	Au (gpt)*	Ag (gpt)	Cu (%)
AD VEIN								
HK02006	103.72	108.18	4.46	1.90	4.62	4.41	31.94	0.33
	118.18	129.77	11.59	5.00	4.66	pending	25.06	0.48
incl.	119.00	122.85	3.85	1.60	8.60	pending	35.37	0.99
	140.50	142.34	1.84	0.76	1.30	pending	1.20	0.03
	148.65	149.81	1.16	0.48	2.64	pending	3.00	0.30
HK02007	103.77	104.91	1.14	0.47	4.69	pending	7.84	0.58
ZULU VEIN								
HK02008	104.85	105.18	0.33	0.20	3.97	4.07	1.60	0.07
HK02009	63.93	64.70	0.77	0.70	3.92	3.51	6.60	0.92
HK02010	116.74	117.64	0.90	0.50	0.11	pending	0.20	0.01
HK02011	67.00	69.30	2.30	1.80	4.43	pending	1.47	0.19
incl	67.00	67.25	0.25	0.20	28.20	29.27	6.80	0.82
HK02012	106.65	107.03	0.38	0.20	11.23	14.70	9.20	1.15
RADIO VEINS								
HK02001	29.97	30.18	0.21	0.19	11.60	18.79	7.40	1.62
	32.02	32.17	0.15	0.07	6.75	8.97	4.40	1.11
	43.75	43.98	0.23	0.14	10.80	11.18	17.80	2.06
HK02002	15.97	16.40	0.43	0.33	16.10	14.50	7.60	1.62
HK02003	90.65	90.81	0.16	0.14	3.92	pending	3.00	0.52
HK02004	58.60	59.55	0.95	0.90	4.42	4.19	3.61	0.33
HK02005	27.30	27.62	0.32	0.20	11.51	12.30	5.14	0.57
	50.60	51.10	0.50	0.40	6.19	5.16	2.20	0.26
	104.51	104.57	0.06	0.06	12.80	12.20	10.00	0.69

* indicates total metallic assay.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

Table 2: Drill Hole Collar Information

Hole	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Dip	Azimuth
HK02001	333147.13	6212037.98	1575	152.1	-45	198
HK02002	333247.37	6211973.03	1588	154.8	-45	198
HK02003	333549.91	6211927.22	1664	101.8	-45	198
HK02004	333689.22	6211865.12	1709	131.1	-45	198
HK02005	332385.19	6212122.74	1865	173.4	-45	198
HK02006	333460.42	6213225.82	1470	166.4	-75	350
HK02007	333460.42	6213225.82	1470	146.0	-50	307
HK02008	332667.48	6213133.36	1717	114.9	-45	190
HK02009	332644.47	6213027.97	1731	69.8	-45	10
HK02010	332644.47	6213027.97	1731	130.2	-76	10
HK02011	332701.68	6213008.69	1726	75.9	-45	10
HK02012	332701.68	6213008.69	1726	118.0	-65	10

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

The exploration and drilling program at the Hawk property is under the direction of Robert Carmichael, PEng, Redcorp's vice-president, exploration. Reported sample assays are the results of standard fire assay methods conducted by Eco Tech Laboratory Ltd. of Kamloops, B.C., on samples collected by experienced field personnel under the supervision of Mr. Carmichael. Total metallic assays are conducted on all samples assaying in excess of 4 gpt gold.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330